

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2019

Roni Al Dor
Chief Executive Officer
Sapiens International Corporation N.V.
Azrieli Center
26 Harokmim St.
Holon, 5885800 Israel

> **Re: Sapiens International Corporation N.V.**
> **Registration Statement on Form F-3**
> **Filed July 11, 2019**
> **File No. 333-232599**

Dear Mr. Al Dor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc:     Jonathan M. Nathan, Adv.